Notice Document
Dated: May 1, 2026

Symetra True Variable Annuity®
Issued By: Symetra Life Insurance Company

The prospectus for the Symetra True Variable Annuity contains more information about the Contract, including its features, benefits, and risks. You can find the prospectus and other information about Symetra True Variable Annuity online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable annuities has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

The Symetra True Variable Annuity Prospectus and Statement of Additional Information dated May 1, 2016, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this Notice Document is a summary of certain Contract features that have changed since the Notice Document dated May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your Symetra True Variable Annuity Contract.

Please note the following Portfolio changes:
Effective December 1, 2025, Nomura Holding America Inc. completed the acquisition of Macquarie Asset Management's US and European public investments business. On December 1, 2025, the rebranding from "Macquarie" to "Nomura" went into effect, including the name changes for each portfolio and the renaming of the SEC-registered investment adviser as Nomura Investment Management Business Trust. As a result, the Maquarie portfolios listed below changed their names and all references to the prior name of each portfolio in the prospectus and Notice Document are replaced as follows:

ORIGINAL	REVISED
PORTFOLIO NAME AND ADVISOR	PORTFOLIO NAME AND ADVISOR
LVIP Macquarie SMID Cap Core Fund - Standard Class Lincoln Investment Advisors Corporation	LVIP Nomura SMID Cap Core Fund - Standard Class Lincoln Investment Advisors Corporation
Macquarie VIP Emerging Markets Series, Standard Class
Delaware Management Company a series of Macquarie Investment Management Business Trust Sub-advised by Macquarie Investment Management Global Limited
Nomura VIP Emerging Markets Series, Standard Class Delaware Management Company a series of Nomura Investment Management Business Trust
Macquarie VIP Small Cap Value Series, Standard Class Delaware Management Company a series of Macquarie Investment Management Business Trust Sub-advised by Macquarie Investment Management Global Limited	Nomura VIP Small Cap Value Series, Standard Class Delaware Management Company a series of Nomura Investment Management Business Trust

Effective April 30, 2026, MFS International Intrinsic Value Portfolio changed its name to MFS International Intrinsic Equity Portfolio. As a result, all references to MFS International Intrinsic Value Portfolio in the prospectus are replaced with MFS International Intrinsic Equity Portfolio.

Effective on or about May 12, 2026, Vanguard VIF - Capital Growth Portfolio will change its name to Vanguard VIF - PRIMECAP Portfolio. As a result, all references to Vanguard VIF - Capital Growth Portfolio in the prospectus will be replaced with Vanguard VIF - PRIMECAP Portfolio on or about May 12, 2026.

Effective on or about May 1, 2026, American Funds IS International Fund changed its name to American Funds IS EUPAC Fund. As a result, all references to American Funds IS International Fund in the prospectus are replaced with American Funds IS EUPAC Fund.

Symetra True Variable Annuity                                         Page 1 of 7

KEY INFORMATION
Important information you should consider about the Contract. For more information, see the True Variable Annuity Prospectus dated May 1, 2016, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	There is no charge for early withdrawal.
Transaction Charges	A Transfer Charge of $25 will apply upon each transfer in excess of 25 transfers in a Contract Year.
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract data page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract/Certificate (1)	0.72%	3.83%
Portfolio Fees & Expenses (2)	0.12%	3.23%
Optional Benefits available for an additional charge	$0.92 (3)	$524.34 (4)

(1)Base Contract fees are expressed as a percentage of Separate Account assets, and include mortality and expense risk fees, which are charged as a percentage of Contract Value, and the annual Contract fee, which is a fixed dollar amount
(2)Portfolio fees and expenses are expressed as a percentage of the Portfolio’s net asset value and include management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement).
(3)The charge shown is on an annual basis per $1,000 of WTB Additional Benefit and is based on a 35 year old female.
(4)The charge shown is on an annual basis per $1,000 of WTB Additional Benefit and is based on joint owners, the oldest of whom is age 95, based on unisex rates.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add charges that substantially increase costs.

Lowest Annual Cost $677.96	Highest Annual Cost $3,520.47
The Lowest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Contract Classes & Portfolio Company fees & expenses
•No optional benefits are selected
•No sales charges
•No additional purchase payments, transfers or withdrawals

The Highest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Contract Classes, Portfolio Company fees & expenses and optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You may lose money by investing in the Contract.
Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate if you need ready access to cash. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon. Tax penalties may apply to withdrawals taken before age 59 ½. Transfer limits and fees designed to deter marketing timing may apply under policies designed to deter frequent trading and market timing.

Symetra True Variable Annuity                                         Page 2 of 7

RISKS
Risks Associated with Investment Options
Investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Contract. Each Portfolio has its own unique risks. You should review these Portfolios before making an investment decision.

Insurance Company Risks
Investment in the Contract is subject to the risks related to Symetra Life Insurance Company. Any obligations (including obligations related to the Symetra Fixed Account and Sub-accounts), guarantees, and benefits provided for under the Contract are subject to our financial strength and claims-paying ability. More information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports

RESTRICTIONS
Investments
You may allocate amounts under the Contract to one or more of the Sub-accounts available to you and to the Symetra Fixed Account. Certain Sub-accounts are closed to new investors and only available to Contract Owners who have been continuously invested in them as of a certain date. Once a Contract Owner has transferred the entire value out of one of these closed Sub-accounts, the Sub-account is no longer available to the Contract Owner for investment. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your Contract. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the Contract.

Optional Benefits
Wealth Transfer Benefit Rider “WTB” Rider. If available in your state, you may have elected the WTB Rider at the time you purchased your Contract. Withdrawals will reduce the WTB Additional Benefit and may significantly reduce or eliminate the value of the WTB rider.

TAXES
Tax Implications
You should consult a competent tax professional about your individual circumstances to determine the tax implications of an investment in and purchase payments received under the Contract. There is no additional tax benefit if you purchased the Contract through a tax-qualified plan or individual retirement account (IRA). Access to amounts held in a qualified Contract may be restricted or prohibited.

All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the Contract will be subject to ordinary income tax, and may be subject to tax penalties.

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the Contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Purchase Payments invested in the Contract.
An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend one investment product over another.

Exchanges
An investment professional may have a financial incentive to offer you a new contract in the place of a contract you already own.
You should not exchange this Contract for a new one unless you determine, after comparing the features fees and risks of both contracts, that the exchange is preferable for you.

EDGAR Contract Identifier: C000110650
Symetra True Variable Annuity                                         Page 3 of 7

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract charges. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	AB Discovery Value Portfolio - Class A AllianceBernstein L.P.	0.82%	2.89%	8.75%	8.55%
Sector Equity	ALPS/Alerian Energy Infrastructure Portfolio: Class I ALPS Advisors, Inc.	0.95%	5.09%	22.50%	11.11%
U.S. Equity	American Funds IS® Growth-Income - Class 1 Capital Research and Management Company	0.28%	18.37%	14.19%	14.20%
U.S. Equity	American Funds IS® Growth Fund - Class 1 Capital Research and Management Company	0.33%	20.54%	13.66%	18.26%
International Equity	American Funds IS® EUPAC Fund - Class 1 Capital Research and Management Company	0.47%**	27.04%	3.66%	7.26%
International Equity	American Funds IS® New World Fund - Class 1 Capital Research and Management Company	0.57%**	28.60%	5.59%	9.53%
U.S. Equity	BlackRock Capital Appreciation V.I. Fund (Class I) BlackRock Advisors, LLC	0.79%**	12.04%	10.78%	15.62%
Asset Allocation	BlackRock Global Allocation V.I. Fund (Class I) BlackRock Advisors, LLC Sub-Advised by BlackRock International Limited	0.76%**	19.80%	5.79%	7.59%
Taxable Bond	BlackRock High Yield V.I. Fund (Class I) BlackRock Advisors, LLC	0.54%**	9.19%	4.79%	6.31%
Taxable Bond	Columbia VP Income Opportunities Fund - Class 1 Columbia Management Investment Advisors, LLC	0.64%**	8.78%	3.86%	5.42%
International Equity	Columbia VP Overseas Core Fund - Class 1 Columbia Management Investment Advisors, LLC	0.80%	38.26%	9.19%	7.82%
U.S. Equity	Columbia VP Select Mid Cap Growth Fund - Class 1 Columbia Management Investment Advisors, LLC	0.83%**	15.14%	7.53%	12.17%
Taxable Bond	Dimensional VA Global Bond Portfolio Dimensional Fund Advisors, LP Sub-advised by Dimensional Fund Advisors Ltd. and DFA Australia Limited	0.21%	4.35%	1.38%	1.81%
International Equity	Dimensional VA International Small Portfolio Dimensional Fund Advisors, LP Sub-advised by Dimensional Fund Advisors Ltd. and DFA Australia Limited	0.39%	36.99%	8.89%	8.68%
International Equity	Dimensional VA International Value Portfolio Dimensional Fund Advisors, LP Sub-advised by Dimensional Fund Advisors Ltd. and DFA Australia Limited	0.27%	45.64%	15.85%	10.46%
Taxable Bond	Dimensional VA Short-Term Fixed Portfolio Dimensional Fund Advisors, LP Sub-advised by Dimensional Fund Advisors Ltd. and DFA Australia Limited	0.12%	4.33%	2.65%	1.97%
U.S. Equity	Dimensional VA U.S. Large Value Portfolio Dimensional Fund Advisors, LP	0.21%	15.83%	11.97%	10.51%
U.S. Equity	Dimensional VA U.S. Targeted Value Portfolio Dimensional Fund Advisors, LP	0.29%	8.95%	13.60%	11.00%
Alternative	DWS Alternative Asset Allocation VIP - Class A DWS Investment Management Americas, Inc. Sub-advised by RREEF America L.L.C.	0.93%	10.50%	5.29%	4.89%
Taxable Bond	Eaton Vance VT Floating-Rate Income Fund - ADV Class Eaton Vance Management	0.94%	4.34%	4.90%	4.69%
U.S. Equity	Fidelity® VIP ContrafundSM Portfolio - Initial Class Fidelity Management & Research Company LLC (*)	0.54%	21.52%	15.37%	15.78%
Sector Equity	Fidelity® VIP Energy Portfolio - Initial Class (2) (3) Fidelity Management & Research Company LLC (*)	0.60%	10.59%	24.18%	7.96%
Symetra True Variable Annuity                                         Page 4 of 7

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
Sector Equity	Fidelity® VIP Financials Portfolio - Initial Class (2) (3) Fidelity Management & Research Company LLC (FMR) (*)	0.60%	15.18%	16.45%	13.40%
Money Market	Fidelity® VIP Government Money Market Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.25%	4.13%	3.10%	2.03%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.37%	7.22%	0.06%	2.71%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.55%	11.75%	10.10%	10.59%
Sector Equity	Fidelity® VIP Real Estate Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.60%	3.10%	4.23%	3.87%
Taxable Bond	Fidelity® VIP Strategic Income Portfolio - Initial Class Fidelity Management & Research Company LLC (FMR) (*)	0.63%	8.85%	3.07%	4.66%
Asset Allocation	Franklin Income VIP Fund - Class 1 Franklin Advisers, Inc.	0.47%	12.87%	7.92%	7.57%
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.91%	23.62%	12.27%	8.79%
Asset Allocation	Franklin Mutual Shares VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.69%	11.81%	9.49%	7.80%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 1 Franklin Advisers, Inc.	0.64%	12.05%	9.77%	12.37%
Taxable Bond	Franklin Strategic Income VIP Fund - Class 1 Franklin Advisers, Inc.	0.82%**	7.42%	2.15%	3.36%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 1 Franklin Advisers, Inc.	0.54%	7.01%	0.26%	1.39%
International Equity	Invesco V.I. EQV International Equity Fund - Series I Invesco Advisers, Inc.	0.90%	16.50%	3.68%	6.22%
Taxable Bond	Janus Henderson Flexible Bond Portfolio - Institutional Shares Janus Henderson Investors US LLC	0.57%**	7.40%	(0.23)%	2.32%
U.S. Equity	Janus Henderson Mid Cap Value Portfolio – Institutional Shares Janus Henderson Investors US LLC	0.83%**	6.50%	8.69%	8.66%
U.S. Equity	LVIP American Century Mid Cap Value Fund - Standard Class II (1) American Century Investment Management, Inc.	0.86%**	8.99%	8.89%	9.12%
U.S. Equity	LVIP American Century Value Fund - Standard Class II American Century Investment Management, Inc.	0.71%**	16.02%	11.65%	10.23%
U.S. Equity	LVIP JPMorgan Mid Cap Value Fund - Standard Class Lincoln Investment Advisors Corporation Sub-advised by J.P. Morgan Investment Management Inc.	0.74%	4.72%	9.63%	8.77%
U.S. Equity	LVIP Nomura SMID Cap Core Fund - Standard Class Lincoln Investment Advisors Corporation	0.80%**	8.85%	9.10%	9.65%
International Equity	Nomura VIP Emerging Markets Series, Standard Class Delaware Management Company a series of Nomura Investment Management Business Trust	1.16%**	81.26%	8.81%	12.17%
U.S. Equity	Nomura VIP Small Cap Value Series, Standard Class Delaware Management Company a series of Nomura Investment Management Business Trust	0.74%	8.16%	9.26%	9.15%
U.S. Equity	MFS® Variable Insurance Trust - MFS New Discovery Series – Initial Class Massachusetts Financial Services Company	0.87%**	12.96%	(0.28)%	10.74%
International Equity	MFS® Variable Insurance Trust II - MFS International Growth Portfolio – Initial Class Massachusetts Financial Services Company	0.88%**	21.12%	7.07%	9.88%
International Equity	MFS® Variable Insurance Trust II - MFS International Intrinsic Equity Portfolio - Initial Class Massachusetts Financial Services Company	0.89%**	33.26%	7.28%	9.95%
Sector Equity	MFS® Variable Insurance Trust - MFS Utilities Series – Initial Class Massachusetts Financial Services Company	0.78%**	15.01%	7.64%	9.49%
Asset Allocation	PIMCO All Asset Portfolio - Institutional Class Pacific Investment Management Company LLC	1.975%**	14.34%	5.77%	6.93%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio - Institutional Class Pacific Investment Management Company LLC	3.04%**	19.07%	10.72%	6.70%
Symetra True Variable Annuity                                         Page 5 of 7

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
Taxable Bond	PIMCO Dynamic Bond Portfolio - Institutional Class Pacific Investment Management Company LLC	0.91%	8.39%	3.16%	3.70%
Taxable Bond	PIMCO Emerging Markets Bond Portfolio - Institutional Class Pacific Investment Management Company LLC	1.02%	15.15%	2.60%	5.22%
Taxable Bond	PIMCO Global Bond Opportunities Portfolio (Unhedged) - Institutional Class Pacific Investment Management Company LLC	1.00%	13.04%	0.32%	2.62%
Taxable Bond	PIMCO Low Duration Portfolio - Institutional Class Pacific Investment Management Company LLC	0.51%	5.68%	1.72%	1.94%
Taxable Bond	PIMCO Real Return Portfolio - Institutional Class Pacific Investment Management Company LLC	1.24%	8.01%	1.36%	3.37%
Taxable Bond	PIMCO Total Return Portfolio - Institutional Class Shares Pacific Investment Management Company LLC	0.58%	9.05%	0.16%	2.51%
Taxable Bond	Victory Pioneer Strategic Income VCT Portfolio - Class I Shares Victory Capital Management Inc.	1.44%**	11.11%	2.25%	3.90%
U.S. Equity	Royce Capital Fund Small-Cap Portfolio – Investment Class Royce & Associates LP	1.18%	8.93%	10.66%	7.88%
U.S. Equity	T. Rowe Price All-Cap Opportunities Portfolio T. Rowe Price Associates, Inc.	0.80%**	16.30%	12.22%	16.93%
U.S. Equity	T. Rowe Price Blue Chip Growth Portfolio T. Rowe Price Associates, Inc.	0.75%	18.74%	11.68%	15.54%
U.S. Equity	T. Rowe Price Equity Income Portfolio T. Rowe Price Associates, Inc.	0.74%	14.36%	11.17%	10.51%
Sector Equity	T. Rowe Price Health Sciences Portfolio T. Rowe Price Associates, Inc.	0.86%	18.10%	4.12%	8.97%
International Equity	T. Rowe Price International Stock Portfolio T. Rowe Price Associates, Inc. Sub-advised by T. Rowe Price International Ltd	0.95%**	18.41%	3.92%	7.10%
Taxable Bond	Templeton Global Bond VIP Fund - Class 1 Franklin Advisers, Inc.	0.50%**	16.09%	(0.69)%	0.11%
Alternative	The Merger Fund VL Virtus Investment Advisers, LLC Sub-advised by Westchester Capital Management	1.54%**	8.63%	3.64%	4.37%
U.S. Equity	Touchstone Common Stock Fund Touchstone Advisors, Inc. Sub-advised by Fort Washington Investment Advisors, Inc.	0.73%**	17.83%	13.80%	14.20%
Sector Equity	VanEck VIP Global Resources Fund - Initial Class Van Eck Associates Corporation	1.08%	36.48%	10.51%	8.33%
Asset Allocation	Vanguard VIF - Balanced Portfolio Wellington Management Company, LLP	0.20%	16.46%	9.29%	10.03%
U.S. Equity	Vanguard VIF - Capital Growth Portfolio PRIMECAP Management Company	0.34%	28.98%	13.97%	14.96%
U.S. Equity	Vanguard VIF - Equity Income Portfolio Wellington Management Company, LLP and the Vanguard Group, Inc.	0.29%	16.80%	12.59%	11.52%
U.S. Equity	Vanguard VIF - Equity Index Portfolio The Vanguard Group, Inc.	0.14%	17.70%	14.27%	14.66%
Taxable Bond	Vanguard VIF - High Yield Bond Portfolio Wellington Management Company, LLP	0.24%	9.18%	4.05%	5.62%
International Equity	Vanguard VIF - International Portfolio Bailie Gifford Overseas Ltd. and Schroder Investment Management North America Inc.	0.32%	19.97%	0.62%	10.48%
U.S. Equity	Vanguard VIF - Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	11.54%	8.46%	10.77%
Sector Equity	Vanguard VIF - Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	3.11%	4.51%	5.08%
Taxable Bond	Vanguard VIF - Short-Term Investment-Grade Portfolio The Vanguard Group, Inc.	0.14%	6.85%	2.23%	2.81%
U.S. Equity	Vanguard VIF - Small Company Growth Portfolio (4) ArrowMark Colorado Holdings, LLC and The Vanguard Group, Inc.	0.29%	6.11%	3.81%	9.61%
Taxable Bond	Vanguard VIF - Total Bond Market Index Portfolio The Vanguard Group, Inc.	0.14%	6.94%	(0.51)%	1.90%
Symetra True Variable Annuity                                         Page 6 of 7

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	Vanguard VIF - Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	16.93%	12.98%	14.10%
Sector Equity	Virtus Duff & Phelps Real Estate Securities Series Class I Shares Virtus Investment Advisers, LLC Sub-advised by Duff & Phelps Investment Management	0.85%**	1.00%	6.34%	6.21%
U.S. Equity	Virtus KAR Small-Cap Growth Series Class I Shares Virtus Investment Advisers, LLC Sub-advised by Kayne Anderson Rudnick	0.89%**	(22.44)%	(5.53)%	11.60%
We do not guarantee that each Portfolio will be available for investment through the Contract.

(1)The Portfolio is only available if you have been continuously invested in it since April 30, 2015.
(2)Effective April 29, 2017, the Portfolio is closed to new investments, including additional investment by Contract Owners currently invested in it.
(3)The Portfolio imposes a short-term redemption fee.
(4)This portfolio is only available if you have been continuously invested in it since April 28, 2020.

* Fidelity, the Fidelity Investments Logo, and Contrafund are registered service marks of FMR LLC.  Used with permission.

** Annual expenses reflect temporary fee reductions.

Symetra True Variable Annuity                                         Page 7 of 7